Exhibit 99.1

DRAFT PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 6, 2014
CANADIAN ZINC EXTENDS MINERALIZATION AT THE TULKS EAST MASSIVE SULPHIDE PROSPECT, CENTRAL NEWFOUNDLAND

Vancouver, British Columbia, November 6, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the 2014 diamond drill program completed on its Tulks East zinc-lead-copper-silver-gold prospect in central Newfoundland.

The Tulks East prospect is located within the Tulks South project, approximately 20 kilometres northeast of the Boomerang-Domino zinc-lead-copper-silver-gold deposit. The Tulks East prospect consists of two adjacent and parallel zinc-mineralized massive sulphides zones; the near-surface base metal rich B Zone and the larger and deeper pyritic A Zone with low grade base metals. The zones remain open to depth.

A total of four drillholes (1,377 metres) was completed at the Tulks East prospect. Highlights include:

•
Drillhole TE14-125 intersected 18.95 metres (core length) grading 3.42 % zinc, 0.56% lead, 0.35% copper, 30.4 g/t silver and 0.46 g/t gold which includes 6.96 % zinc, 1.56% lead, 0.50% copper, 69.90 g/t silver and 0.73 g/t gold over 5.70 metres.

•	Drillhole TE14-126 intersected 6.20 metres (core length) grading 7.15% zinc, 0.53% lead, 0.42% copper, 35.60 g/t silver and 0.77 g/t gold.

Drillholes TE14-125 and TE14-126 successfully extended the A Zone mineralization a further 50 metres down-dip from previous drilling. The best result was from TE14-125 which also shows an overall increase in the zinc grade from the overlying drillhole (TE07-120; 2.5% zinc over 24.2 metres). The A Zone remains open for expansion down-dip to the northwest and down plunge to the northeast.

Drillhole TE14-127 targeted a large untested area 100 metres up-dip of the A Zone mineralization. The drill hole intersected 5.95 metres of massive pyrite with weak base metal mineralization.

Drillhole TE14-128 targeted an open area 25 metres down-dip of the B Zone. The drillhole intersected both the A and B Zones over narrow widths with anomalous base and precious metal mineralization.

A summary of the Tulks East drill results is provided below with maps and sections available on the Canadian Zinc website: www.canadianzinc.com.

Drillhole	ZONE	From (m)	To (m)	Length (m)*	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
TE14-125	A	368.30	387.25	18.95	3.42	0.56	0.35	30.40	0.46
includes	A	380.05	385.75	5.70	6.96	1.56	0.50	69.90	0.73
TE14-126		431.60	433.90	2.30	3.53	0.52	0.32	35.50	0.54
TE14-126	A	445.35	453.70	8.35	5.60	0.40	0.36	27.70	0.77
includes	A	445.35	451.55	6.20	7.15	0.53	0.42	35.60	0.61
includes	A	448.05	450.05	2.00	11.95	1.24	0.76	69.50	0.51
TE14-127	A	228.35	234.30	5.95	0.22	0.02	0.02	5.30	0.33
TE14-128	B	136.15	136.85	0.70	1.32	0.24	0.27	16.20	0.73
TE14-128	A	149.05	151.25	2.20	2.06	0.24	0.24	20.00	0.48
* All intervals are core length; true thickness estimated to be 60-65% of core length.

Tulks East Prospect

The Tulks East prospect represents the largest accumulation of massive sulphides in the Tulks volcanic belt discovered to date. The prospect has been the focus of exploration for decades because of the size of the massive sulphide lens (mostly pyrite with base metals) which historically was estimated to be more than four million tonnes (NI 43-101 non-compliant).

Historical estimates for the two zones are as follows: the B Zone deposit has 140,000 tonnes grading 6.3% zinc, 1.0% lead, 0.5% copper at a 1% Zn cut-off (Snowden, 2007) and the A Zone contains greater than 4.3 million tonnes of pyritic sulphide grading 2.92% zinc, 0.41 copper, 0.22% lead and 14.7 g/t silver (Noranda, 1998). These historical estimates are not NI43-101 compliant and are cited as indication of exploration potential.

The A Zone is approximately 30 metres thick and exhibits classic zonation, with metal content and intensity of footwall alteration increasing along strike and to depth beyond current levels of drilling. A large gravity anomaly, which marks the Tulks East prospect, also extends along strike from currently known massive sulphide intersections.

The B Zone base metal-rich lens is approximately 3 to 5 metres thick and has historically been interpreted to overlie the A Zone pyrite lens. The B Zone lens is interpreted to be a fault offset of one originally large massive sulphide lens comprised of both the B Zone and A Zone, and that the A Zone is predicted to continue to improve in base metal zonation at depth towards grades exhibited by the B Zone.

Central Newfoundland VMS Projects

The Tulks South project is one of three major VMS projects, each with defined deposits, being explored by Canadian Zinc on its extensive land package in central Newfoundland.

In the summer 2014 program, 28 drillholes totaling 8,150 metres were completed at the Tulks South and Long Lake projects (see news releases dated September 11, 2014 and October 20, 2014).

The drill has now been moved to the South Tally Pond project where a 1,500 metre drill program will be completed to further evaluate the Northwest zone at the Lemarchant Deposit.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a single deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be processed in a central milling facility.

For further information contact:

Alan B. Taylor	Michael Vande Guchte	Steve Dawson
Vice President Exploration & Chief Operating Officer	Vice President Canadian Zinc	Vice President Corporate Development
(604) 688-2001	(604) 688-2001	(416) 203-1418
Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 65% of core length. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain. Gerald C. Squires, M.Sc., P.Geo., NL Exploration Manager, Canadian Zinc Corporation, is responsible for Newfoundland  exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.